Exhibit 99.1

China Customer Relations Centers, Inc. Announces Second Half and Full Year 2017 Financial Results

TAI’AN, China, Apr. 27, 2018 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) (“CCRC” or the “Company”), a leading call center business process outsourcing (“BPO”) service provider in China, today announced its financial results for the six and twelve months ended December 31, 2017.

Second Half 2017 Highlights (all comparisons to prior year unless noted)

●	Revenues increased by 41.8% to a Company record of $54.2 million driven by continued expansion of business.

●	Gross profit increased by 40.2% to $13.5 million. Gross margin decreased by 0.3 percentage points to 24.8%.

●	Net income attributable to common shareholders increased by 22.1% to $4.7 million.

●	Earnings per share was $0.26, versus $0.20 for the same period of the prior year.

Full Year 2017 Highlights

●	Revenues increased by 22.3% to $89.0 million driven by continued expansion of business.

●	Gross profit increased by 19.2% to $23.4 million. Gross margin decreased by 0.7 percentage points to 26.3%

●	Net income attributable to common shareholders increased by 6.0% to $8.8 million.

●	Earnings per share was $0.48, versus $0.45 for 2016.

●	As of December 31, 2017, the Company had service capacity of 13,992 seats, compared to 11,057 seats at the end of 2016.

Mr. Gary Wang, Chairman and Chief Executive Officer of CCRC, commented, “We are very pleased to report strong results with record revenues and net income for both the second half and full year of 2017. While our relationships with existing customers, including the provincial subsidiaries of China Mobile and China Telecom, remained steady and strong, we continued to attract high-profile new customers, adding China Merchants Bank, Shouqi Limousine & Chauffeur, OFO Shared Bicycles, Tmall.com, and TianAn Life Insurance during 2017.”

Mr. Wang continued, “Looking ahead, as we continue to expand our service capacity and geographical footprint, we are excited about the prospects of our business and expect the strong growth momentum to continue in 2018 and beyond.”

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Six Months Ended December 31, 2017 Financial Results (Unaudited)

	For the Six Months Ended December 31,
($ millions, except per share data)	2017	2016	% Change
Revenues	$54.2	$38.3	41.8%
Gross profit	$13.5	$9.6	40.2%
Gross margin	24.8%	25.1%	-0.3 pp
Operating income	$5.6	$3.4	64.4%
Operating margin	10.3%	8.9%	1.4 pp
Net income attributable to CCRC	$4.7	$3.7	27.0%
EPS - basic and diluted	$0.26	$0.20	27.0%

Revenues

For the six months ended December 31, 2017, revenues increased by $15.9 million, or 41.8%, to $54.2 million from $38.3 million for the same period of the prior year. We continued to see strong demand for our business from existing BPO clients as well as new clients during the six months ended December 31, 2017.

Cost of revenues

Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, and facilities support. Cost of revenues increased by $12.1 million, or 42.3%, to $40.8 million for the six months ended December 31, 2017 from $28.7 million for the same period of the prior year. As a percentage of revenues, cost of revenues was 75.2% for the six months ended December 31, 2017, compared to 74.9% for the same period of the prior year.

Gross profit and gross margin

Gross profit increased by $3.9 million, or 40.2%, to $13.5 million for the six months ended December 31, 2017 from $9.6 million for the same period of the prior year. Gross margin decreased by 0.3 percentage points to 24.8% for the six months ended December 31, 2017 from 25.1% for the same period of the prior year.

Selling, general and administrative expense

Selling, general and administrative expenses increased by $1.7 million, or 27.0%, to $7.9 million for the six months ended December 31, 2017 from $6.2 million for the same period of the prior year. The increase in selling, general and administrative expenses was a result of higher payroll and bonus expenses paid to the administrative and research personnel and the management team. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase in 2018 due to the continuing expansion of our business.

Operating income and operating margin

Income from operations increased by $2.2 million, or 64.4%, to $5.6 million for the six months ended December 31, 2017 from $3.4 million for the same period of the prior year. The increase in operating income was mainly driven by an increase in revenues and partially offset by increases in selling, general and administrative expenses. Operating margin was 10.3% for the six months ended December 31, 2017, compared to 8.9% for the same period of the prior year.

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Other income (expenses)

We received government grants, which are discretionary and unpredictable in nature, of $0.6 million during the six months ended December 31, 2017, compared to $0.4 million during the same period of the prior year. Government grants as a percentage of net income were 11.8% for the six months ended December 31, 2017, compared to 9.6% for the same period of the prior year. Total other income, net of other expenses, decreased by $0.4 million, or 58.9%, to $0.3 million for the six months ended December 31, 2017 from $0.7 million for the same period of the prior year.

Income before provision for income taxes

Income before provision for income taxes increased by $1.8 million, or 41.7%, to $5.9 million for the six months ended December 31, 2017 from $4.1 million for the same period of the prior year. The increase in income before provision for income taxes was mainly due to the increase in income from operations and partially offset by decrease in other income.

Income taxes

Provision for income taxes was $1.0 million for the six months ended December 31, 2017, compared to $0.4 million for the same period of the prior year.

Net income and earnings per share

Net income increased by $1.2 million, or 31.3%, to $4.9 million for the six months ended December 31, 2017 from $3.7 million for the same period of the prior year. After deducting net income attributable to noncontrolling interest, net income attributable to common shareholders was $4.7 million, or $0.26 per basic and diluted share, for the six months ended December 31, 2017, compared to $3.7 million, or $0.20 per basic and diluted share, for the same period of the prior year.

Fiscal Year 2017 Financial Results

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2017	2016	% Change
Revenues	$89.0	$72.7	22.3%
Gross profit	$23.4	$19.6	19.2%
Gross margin	26.3%	27.0%	-0.7 pp
Operating income	$8.6	$8.6	1.1%
Operating margin	9.7%	11.8%	-2.0 pp
Net income attributable to CCRC	$8.8	$8.3	6.0%
EPS - basic and diluted	$0.48	$0.45	6.0%

Revenues

For the year of 2017, revenues increased by $16.2 million, or 22.3%, to $89.0 million from $72.7 million for 2016. We continued to see strong demand for our business from existing BPO clients as well as new clients during the six months ended December 31, 2017. We added several high-profile clients, including China Merchants Bank, OFO Shared Bicycles, Rong360.com, and TianAn Life Insurance, and dropped several lower volume clients due to seat limitations during 2017.

The provincial subsidiaries of China Mobile and China Telecom remained the two largest customers and accounted for 28% and 9%, respectively, of total revenues in 2017, compared to 34% and 14%, respectively, of total revenues in 2016. Top 5 customers accounted for 57% of revenues in 2017, compared to 71% of revenues in 2016.

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Cost of revenues

Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, and facilities support. Cost of revenues increased by $12.5 million, or 23.5%, to $65.6 million for 2017 from $53.1 million for 2016. As a percentage of revenues, cost of revenues was 73.7% for 2017, compared to 73.0% for 2016.

Gross profit and gross margin

Gross profit increased by $3.8 million, or 19.2%, to $23.4 million for 2017 from $19.6 million for 2016. Gross margin decreased by 0.7 percentage points to 26.3% for 2017 from 27.0% for 2016.

Selling, general and administrative expense

Selling, general and administrative expenses increased by $3.7 million, or 33.2%, to $14.8 million for 2017 from $11.1 million for 2016. The increase in selling, general and administrative expenses was a result of higher payroll and bonus expenses paid to the administrative and research personnel and the management team. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase in 2018 due to the continuing expansion of our business.

Operating income and operating margin

Income from operations increased by $0.1 million, or 1.1%, to $8.64 million for 2017 from $8.55 million for 2016. The increase in operating income was mainly driven by an increase in gross profit and partially offset by increases in selling, general and administrative expenses. Operating margin was 9.7% for 2017, compared to 11.8% for 2016.

Other income (expenses)

We received government grants, which are discretionary and unpredictable in nature, of $1.9 million during 2017, compared to $0.8 million during 2016. Government grants as a percentage of net income were 20.7% for 2017, compared to 9.7% for 2016. Total other income, net of other expenses, increased by $0.6 million, or 47.1%, to $1.7 million for 2017 from $1.2 million for 2016.

Income before provision for income taxes

Income before provision for income taxes increased by $0.6 million, or 6.6%, to $10.4 million for 2017 from $9.7 million for 2016. The increase in income before provision for income taxes was mainly due to the increase in other income as well as slight increase in income from operations.

Income taxes

Provision for income taxes was $1.3 million for 2017, compared to $1.4 million for 2016.

Net income and earnings per share

Net income increased by $0.8 million, or 10.1%, to $9.1 million for 2017 from $8.3 million for 2016. After deducting net income attributable to noncontrolling interest, net income attributable to common shareholders was $8.8 million, or $0.48 per basic and diluted share, for 2017, compared to $8.3 million, or $0.45 per basic and diluted share, for 2016.

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Financial Conditions

As of December 31, 2017, the Company had cash of $18.6 million, compared to $15.9 million at December 31, 2016. Total working capital was $30.0 million as of December 31, 2017, compared to $23.2 million at the end of 2016.

Net cash provided by operating activities was $3.0 million for 2017, compared to $5.7 million for 2016. Net cash used in investing activities was $4.9 million for 2017, compared to $1.0 million for 2016. Net cash provided by financing activities was $3.7 million for 2017, compared to net cash used in financing activities of $1.5 million for 2016.

Recent Development

On September 16, 2017, The Company held its 2017 Annual Meeting of Shareholders at its headquarters in Taian City, Shandong Province.  The Company’s shareholders: 1) ratified the appointment of MaloneBailey, LLC as its independent registered public accounting firm for the fiscal year of 2017; and 2) reelected Jie Xu and Tianjun Zhang as Class I Directors.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About China Customer Relations Centers, Inc.

The Company is a BPO service provider focusing on the complex, voice-based segment of customer care services, including:

●	customer relationship management;

●	technical support;

●	sales;

●	customer retention;

●	marketing surveys; and

●	research.

The Company’s service is currently delivered from call centers located at over 20 cities across 12 provinces, autonomous regions and municipalities in China, including Shandong, Jiangsu, Anhui, Hebei, Xinjiang, Guangxi, Jiangxi, Chongqing, Beijing, Henan, Shanghai and Sichuan. More information about the Company can be found at: www.ccrc.com.

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Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding its: 1) expansion of its service capacity and geographical footprint; 2) anticipated increase in administrative costs; and 3) continued growth and business outlook, are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692

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CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016

ASSETS
Cash and cash equivalents	$18,628,365	$15,947,268
Accounts receivable, net	23,689,583	13,595,396
Notes receivable	-	547,259
Notes receivable – related party, current	968,277	-
Prepayments	1,277,149	504,780
Due from related parties, net	219,051	248,866
Restricted cash	-	500,000
Other current assets	1,084,929	1,041,923
Total current assets	45,867,354	32,385,492
Cost method investments	3,688,676	-
Notes receivable - related party, non-current	-	907,297
Property and equipment, net	6,067,338	4,360,976
Deferred tax assets	313,463	69,864
Total non-current assets	10,069,477	5,338,137
Total assets	$55,936,831	$37,723,629

LIABILITIES AND EQUITY
Short term loan	$3,842,371	$-
Accounts payable	495,177	664,838
Accounts payable - related parties	46,661	129,489
Accrued liabilities and other payables	4,724,823	3,603,471
Deferred revenue	607,660	607,160
Wages payable	5,565,078	2,885,735
Income taxes payable	541,321	883,654
Due to related parties	-	446,050
Total current liabilities	15,823,091	9,220,397
Total liabilities	15,823,091	9,220,397
Equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of December 31, 2017 and 2016	18,330	18,330
Additional paid-in capital	11,202,396	11,178,774
Retained earnings	25,292,402	17,226,261
Statutory reserves	2,597,031	2,067,835
Accumulated other comprehensive income (loss)	80,868	(1,987,968)
Total China Customer Relations Centers, Inc. shareholders’ equity	39,191,027	28,503,232
Noncontrolling interest	922,713	-
Total equity	40,113,740	28,503,232
Total liabilities and equity	$55,936,831	$37,723,629

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CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2017	2016	2015

Revenues, net	$88,971,787	$72,731,706	$59,350,721
Cost of revenues	65,562,563	53,098,552	46,891,617
Gross profit	23,409,224	19,633,154	12,459,104
Operating expenses:
Selling, general & administrative expenses	14,766,524	11,082,106	7,259,279
Total operating expenses	14,766,524	11,082,106	7,259,279
Income from operations	8,642,700	8,551,048	5,199,825
Interest expense	(1,609)	(50,383)	(278,363)
Government grants	1,885,340	801,125	1,027,581
Other income	175,995	479,387	225,306
Other expense	(331,641)	(55,003)	(124,473)
Total other income	1,728,085	1,175,126	850,051
Income before provision for income taxes	10,370,785	9,726,174	6,049,876
Income tax provision	1,255,654	1,448,923	1,275,633
Net income	9,115,131	8,277,251	4,774,243
Less: net income attribute to noncontrolling interest	341,672	-	-
Net income attribute to China Customer Relations Center, Inc.	$8,773,459	$8,277,251	$4,774,243

Comprehensive income
Net income	$9,115,131	$8,277,251	$4,774,243
Foreign currency translation adjustment	2,141,796	(1,537,534)	(684,590)
Total comprehensive income	11,256,927	6,739,717	4,089,653
Less: Comprehensive income attributable to noncontrolling interest	401,324	-	-
Comprehensive income attributable to China Customer Relations Centers, Inc.	$10,855,603	$6,739,717	$4,089,653

Earnings per share attributable to China Customer Relations Centers, Inc.
Basic	$0.48	$0.45	$0.30
Diluted	$0.48	$0.45	$0.30
Weighted average common shares outstanding
Basic	18,329,600	18,329,600	16,015,079
Diluted	18,329,600	18,329,600	16,015,079

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CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities
Net income	$9,115,131	$8,277,251	$4,774,243
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,852,152	1,542,352	1,340,961
Allowance for doubtful accounts	429,803	805,870	-
Loss on disposal of property and equipment	2,416	-	-
Deferred income taxes	(230,043)	(84,067)	(172,000)
Changes in assets and liabilities:
Accounts receivable	(9,269,755)	(5,561,722)	(2,499,956)
Due from related parties, net	-	-	(114,670)
Due to related parties	-	-	(2,394)
Prepayments	(1,313,830)	(767,516)	(447,311)
Other current assets	25,925	(63,669)	191,536
Accounts payable	(505,372)	193,639	113,033
Accounts payable - related parties	(88,136)	25,276	-
Wages payable	2,393,214	277,335	908,720
Income taxes payable	(386,825)	(67,681)	586,931
Deferred revenue	(38,813)	634,644	-
Accrued liabilities and other payables	1,016,373	454,572	1,277,678
Net cash provided by operating activities	3,002,240	5,666,284	5,956,771
Cash flows from investing activities
Purchase of property and equipment	(2,082,719)	(478,775)	(1,614,696)
Change of restricted cash	500,000	-	(500,000)
Proceeds from sale of property and equipment	108	-	-
Payments for cost method investments	(3,509,404)	-	-
Loan to third party	-	(563,896)	-
Repayments from third party	233,596	-	-
Advances to related parties	(7,400)	(18,210)	(930,536)
Repayments from related parties	-	40,011	1,095,087
Net cash used in investing activities	(4,865,819)	(1,020,870)	(1,950,145)
Cash flows from financing activities
Proceeds from issuances of common shares	-	-	8,497,024
Contribution from noncontrolling investor in subsidiary	353,581	-	-
Repayments to related parties	(473,914)	-	-
Borrowings of short term loan	3,780,490	-	3,800,367
Repayments of short term loans	-	(1,510,962)	(7,478,890)
Net cash provided (used in) by financing activities	3,660,157	(1,510,962)	4,818,501
Effect of exchange rate changes on cash and cash equivalents	884,519	(811,033)	(298,288)
Net change in cash and cash equivalents	2,681,097	2,323,419	8,526,839
Cash and cash equivalents, beginning of the year	15,947,268	13,623,849	5,097,010
Cash and cash equivalents, end of the year	$18,628,365	$15,947,268	$13,623,849

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